Exhibit 1.01

The Procter & Gamble Company
Conflict Minerals Report

This Conflict Minerals Report for the year ended December 31, 2017 is provided by The Procter & Gamble Company (the "Company") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule").  Under the Rule, we are required to make certain disclosures regarding our manufactured products that contain conflict minerals, provided those conflict minerals are necessary to the functionality or production of those products.  As defined by the Rule, and for purposes of this report, the conflict minerals are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten ("Conflict Minerals"; tin, tantalum, tungsten and gold collectively are referred to as "3TG").    References in this report to "we," "us" or "our" refers to the Company and our subsidiaries, unless otherwise specified or unless the context otherwise requires.
As detailed below, based on our reasonable country of origin inquiry, the Company has no reason to believe that the 3TG in any of our products is funding armed conflict in the Democratic Republic of Congo or an adjoining country (collectively, the "Covered Countries").  However, it remains challenging for many companies and their suppliers (including us and our suppliers) to gather complete and reliable data.  For that reason, we have not been able to rule out the possibility that some Conflict Minerals in our products may have originated in the Covered Countries and may not be from recycled or scrap sources.  Consequently, we exercised due diligence on the Conflict Minerals' origin and chain of custody and we are providing this Conflict Minerals Report to describe our due diligence processes and results.

1.	Company Overview
The Company is a global leader in retail goods, focused on providing branded consumer packaged goods of superior quality and value to our consumers around the world. Our products are sold in more than 180 countries and territories primarily through mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, high-frequency stores, and distributors.

The Company sells about 65 branded products. The vast majority of these products do not contain Conflict Minerals.   Based on an extensive review of our products, only a small number of products were identified as falling within the scope of the Rule: blades and razors, electric charging devices, electric toothbrushes, powered beauty devices, and small electronic appliances.

2.	Conflict Minerals Program and Compliance Systems
Our Conflict Minerals Program has been designed to conform, in all material respects, with the framework described in The Organisation for Economic Cooperation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the related Supplements for gold and for tin, tantalum, and tungsten.  We are a "downstream company" within the meaning of the OECD Guidance, and, therefore, have designed our Conflict Minerals Program in a manner consistent with those portions of the OECD Guidance specifically applicable to downstream companies.

a)	Conflict Minerals Policy

The Company has adopted the following Conflict Minerals Policy, which is publicly available on our website at http://us.pg.com/sustainability/community-impact/policies-practices/conflict-materials.
We're committed to ensuring that we are not sourcing minerals (tin, tantalum, tungsten, gold) that fund armed groups in the Democratic Republic of Congo and adjoining countries.  We do not ban sourcing of minerals from this region because such a policy may harm legitimate miners.
We're taking steps across our entire supply chain to confirm our sourcing does not fund armed groups in the DRC and adjoining countries.  As part of this program, we continue to carry out a reasonable country of origin inquiry on the products we manufacture and perform supply chain due diligence following the processes and procedures set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.  Our Chief Compliance Officer is responsible for the efforts of this team.
We expect suppliers to have a policy in place and implement a system to trace the origin of tin, tantalum, tungsten, and gold supplied to the Company, following the template developed by the Conflict-Free Sourcing Initiative.  Suppliers are encouraged to report any ethical concerns or policy violations, as outlined at http://www.pgsupplier.com/en/pg-values/report-a-concern.shtml.  This reporting mechanism is operated by a third-party supplier to help ensure anonymity.
If any external business partner has challenges in complying with our expectation, we'll attempt to work to address these challenges. If compliance cannot be achieved, we will terminate the relationship with the external business partner.

b)	Internal Management Systems and Controls

i)	Compliance Team

In order to facilitate our compliance with the Rule, the Company created a multi-functional core team ("Core Team"), which includes representatives from Purchases, Product Supply, Sustainability, Research & Development, Finance & Accounting, Global Business Services, Corporate Communications, Corporate Compliance, and Legal.  The Core Team designed an extensive Conflict Minerals Program, including, but not limited to, processes for supply chain review, supplier and employee outreach, due diligence, and risk management.  Our Chief Ethics & Compliance Officer is responsible for the efforts of the Core Team.

ii)	Control Systems

As a downstream company, the Company does not generally have a direct relationship with mines from which mineral ores are extracted, or with 3TG smelters and refiners or other upstream participants.  Consequently, we have engaged with other companies through trade associations and industry initiatives, such as the Responsible Business Alliance-Global e-Sustainability Initiative's ("RBA-GeSI") Responsible Minerals Initiative ("RMI") (formerly the Conflict-Free Sourcing Initiative), to improve transparency with respect to smelters and other upstream participants in the Conflict Minerals supply chain.

In addition to our Conflict Minerals Policy, our work is governed by:
●
our Worldwide Business Conduct Manual, which contains the global standards P&G employees must follow to ensure they uphold P&G's Purpose, Values and Principles in their daily work (available at http://www.pg.com/en_US/downloads/company/governance/Policy_Worldwide_Business_Conduct_Manual.pdf);

●
our Sustainability Guidelines for External Business Partners, which outline the values we seek in the suppliers with whom we do business (available at http://www.pgsupplier.com/en/pg-values/sustainability.shtml); and

●
our Human Rights Policy Statement, which outlines our commitment to respect human rights and the expectation that our business partners share this commitment (available at https://us.pg.com/sustainability/community-impact/policies-practices).

iii)	Supplier Engagement

Since the Rule was adopted, we have engaged with our suppliers to ensure they are aware of the Rule and the implications for them as suppliers of the Company.   The Company communicates with all Company suppliers that we anticipate would be within the scope of the Rule, informing them that each in-scope supplier is expected to have a conflict minerals policy in place and to implement a system to trace the origin of any 3TG supplied to the Company, including by collecting the supplier and smelter information called for by the template developed by the RBA-GeSI (the "Template"), which we provide to each direct supplier.  We also provide a Company contact to answer any questions the suppliers have regarding implementation of the Rule.

As described in our Conflict Minerals Policy, we will engage with any of our suppliers if we have reason to believe that the supplier is providing the Company with 3TG that may support conflict in the Covered Countries, with the goal of establishing an alternative source of 3TG that does not support such conflict.  To date, we have found no instance where there is reason to believe our sourcing of 3TG is being used to fund armed conflict in the Covered Countries; therefore, it has not been necessary to seek alternative sources or terminate a contract.

iv)	Grievance Mechanism

The Company is committed to creating an environment that fosters open communication. The Company has well-established grievance mechanisms through which both employees and suppliers can report violations of the law or Company policies. For employees, the Company has created the Worldwide Business Conduct Manual Helpline (the "Helpline"), which is staffed by an independent third party and provides an anonymous way to report concerns about potential violations 24 hours a day, 7 days a week. For suppliers, the Company encourages them to report any ethical concerns or policy violations, as outlined at http://www.pgsupplier.com/en/pg-values/report-a-concern.shtml. This reporting mechanism is operated by a third-party supplier to help ensure anonymity.

To date, the Company has received no reports through either mechanism indicating any potential concerns with our Conflict Minerals Policy, our 3TG sourcing, or our Conflict Minerals Program.

v)	Maintenance of Records

The Company has adopted a policy to maintain relevant documentation.

c)	Identify and Assess Risks in the Supply Chain

For 2017, we conducted a review of our direct suppliers to identify suppliers of components and materials used in products within the scope of the Rule.  As a result of this review, we determined that, for 2017, there were 48 direct suppliers within the scope of the Rule.

The breadth and complexity of our supply chain creates a challenge in identifying all parties who are upstream from our direct suppliers.  Therefore, we must rely on our direct suppliers to provide information on the source and chain of custody of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from smelters further upstream in the supply chain.

3.	Due Dilligence

Our due diligence measures have been designed to conform, in all material respects, with the portions of the OECD Guidance applicable to a "downstream company."

a)	Survey Requests

The Company has conducted a survey of its in-scope suppliers using the RBA-GeSI Template, representing direct suppliers that we determined potentially supplied components or materials containing 3TG. The Template was developed by RBA and GeSI to facilitate disclosure and communication of information regarding a company's supply chain and includes questions regarding the supplier's conflict-free policy, the recipient's engagement with its direct suppliers, and the smelters from which the suppliers (and its suppliers) source minerals.  In addition, the Template contains questions about the origin of any 3TG provided by the supplier, as well as the supplier's due diligence.  Written instructions and recorded training illustrating the use of the tool are available on the RBA website.

 In 2017, we asked the in-scope suppliers to provide any updates or changes to the Template or information submitted outside the Template.

b)	Survey Responses

The Company has received Templates or updated information from 47 of the 48 suppliers surveyed.  Members of the Core Team reviewed these responses for completeness and to determine if any potential red flags were present, in accordance with the requirements of our Conflict Minerals Program, and followed up as needed with suppliers to clarify responses.

Our responses included varying degrees of information regarding the names and locations of 3TG smelters from which each supplier sourced minerals, and whether these smelters supplied minerals that were actually used in components supplied to the Company.  Some suppliers included smelter data for 3TG that we know is contained in components and materials supplied to us.  For this group of 67 smelters, which we refer to as the "known smelters" in our supply chain, we analyzed and compared the smelters against the list of facilities that have received a "conformant" designation through the RMI's Responsible Minerals Assurance Process ("RMAP") as of May 19, 2018.  Of these 67 smelters, 66 are certified as conformant with RMAP by RMI. These conformant known smelters are listed in Attachment A.   While we have no indication that any of our remaining suppliers are sourcing from any smelters that source from the Covered Countries, we have insufficient data at this time to validate the status of any other smelters or refiners.

c)	Reporting

The Company has filed this Conflict Minerals Report for 2017 with the U.S. Securities and Exchange Commission. We have also made this report available on our website at http://us.pg.com/sustainability/community-impact/policies-practices/conflict-materials.

4.	Our Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity

As a downstream company, we rely upon our suppliers and independent assessment programs to provide upstream information such as whether the mine or location of origin is in a Covered Country, and whether smelters sourcing from Covered Countries have employed policies, practices and procedures to source these minerals in a manner that is conflict free.  RMI has developed an audit protocol for verification of entities as conformant with the RMAP in accordance with the OECD Guidance and in conjunction with complementary traceability schemes in the Covered Countries.  The RMAP conformant list is composed of entities that have undergone the third-party audit of the smelters' company-level management processes for responsible mineral procurement.

Our efforts to determine the mine or location of origin of necessary Conflict Minerals with the greatest possible specificity consisted primarily of a review of whether our suppliers reported that the smelters in their supply chain sourced their minerals from the Covered Countries.  Where the supplier reported that a smelter may have sourced minerals from a Covered Country, we compared the list of smelters to the RMAP conformant smelter list.  All known smelters that were reported by our suppliers as sourcing from a Covered Country appear on the RMAP conformant list.

5.	Steps to Mitigate Risk
The Company will continue to work to improve its Conflict Minerals due diligence process.  To further mitigate the risk that any Conflict Minerals in our products finance or benefit armed groups, we are making the following commitments:

a)	As a Company, we will engage in continued supplier engagement to increase the number and quality of supplier responses;
b)
      When we become aware of a supplier that is not in compliance with our Conflict Minerals Policy, we will engage with the supplier for a remedy and, where necessary, find an alternative source of 3TG; and

c)	We will continue to engage with relevant trade associations/industry initiatives to help improve supply chain diligence best practices consistent with OECD Guidance.

ATTACHMENT A
 RMAP Conformant Smelters

The following facilities have been reported to us by our suppliers as part of their supply chain for components and materials known to contain Conflict Minerals. Each is listed by RMI as a conformant smelter or refiner.  The facility names are listed as they appear on the RMI smelter list.

Gold

Asahi Pretec Corporation
Eco-System Recycling Co., Ltd.
Heraeus Ltd. Hong Kong
Johnson Matthey Inc.
Matsuda Sangyo Co., Ltd.
Mitsubishi Materials Corporation
Nihon Material Co., Ltd.
Tanaka Kikinzoku Kogyo K.K.

Tin

Alpha	O.M. Manufacturing (Thailand) Co., Ltd.	PT Refined Bangka Tin
China Tin Group, Co., Ltd.	O.M. Manufacturing Philippines, Inc.	PT Sariwiguna Binasentosa
Cooperative Metalurgica de Rhondonia Ltda.	Operaciones Metalurgical S.A.	PT Stanindo Inti Perkasa
CV Ayi Jaya	PT Aries Kencana Sejahtera	PT Sukses Inti Makmur
CV Serumpun Sebalai	PT Artha Cipta Langgeng	PT Sumber Jaya Indah
CV United Smelting	PT ATD Makmur Mandiri Jaya	PT Timah (Persero) Tbk Kundur
CV Venus Inti Perkasa	PT Babel Inti Perkasa	PT Timah (Persero) Tbk Mentok
EM Vinto	PT Bangka Kudai Tin	PT Tinindo Inter Nusa
Fenix Metals	PT Bangka Prima Tin	Resind Industria e Comercio Ltda.
Gejiu Jinye Mineral Company	PT Bangka Tin Industry	Rui Da Hung
Gejiu Non-Ferrous Metal Processing Co., Ltd.	PT Bangka Timah	Soft Metals Ltda.
Gejiu Zili Mining and Metallurgy Co., Ltd.	PT Belitung Industri Sejahtera	Thaisarco
Huichang Jinshunda Tin Co, Ltd.	PT Bukit Timah	White Solder Metalurgia e Mineracao Ltda.
Magnu's Minerais Metais e Ligas Ltda.	PT DS Jaya Abadi	Yunnan Chengfeng Non-Ferrous Metals Co, Ltd.
Malaysia Smelting Corporation (MSC)	PT Eunindo Usaha Mandiri	Yunnan Tin Company Ltd.
Melt Metais e Ligas S/A	PT Inti Stania Prima
Metall Belgium N.V.	PT Karimun Mining
Metallo-Chimique. N.V.	PT Menara Cipta Mulia
Mineração Taboca S.A.	PT Mitra Stania Prima
Minsur	PT Panca Mega Persada
Mitsubishi Materials Corporation	PT Pelat Timah Nusantara Tbk
PT Prima Timah Utama